Securities and Exchange Commission

Washington, D.C. 20549

____________

SCHEDULE 13E-3
(RULE 13E-100)

RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 3)
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CHURCH LOANS & INVESTMENTS TRUST ®
(Name of the Issuer)

CHURCH LOANS & INVESTMENTS TRUST ®
(Name of Person Filing Statement)

Shares of Beneficial Interest, $0.00 Par Value per Share
(Title of Class of Securities)

#17136A108
(CUSIP Number of Class of Securities)

Jason L. Hall Church Loans & Investments Trust 5305 W. Interstate 40 Amarillo, Texas 79106 (806) 358-3666

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communication on Behalf of Person(s) Filing Statement)

Copies to:

John M. Welch, Esq. Chester A. Klotz, Esq. Squire Sanders & Dempsey L.L.P. 40 N. Central Ave., Suite 2700 Phoenix, AZ 85004 (602) 528-4000

This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*				Amount of filing fee
$3,916,707.00				$279.26

*Calculated solely for the purpose of determining the filing fee, which was based upon the cash out price of $3.00 per share multiplied by the estimated number of common shares of beneficial interest as of March 5, 2010 which would be cashed out as a result of the Reverse Share Split (1,305,569 shares).

☒  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:		$279.26	Filing Party:	Church Loans & Investments Trust
Form or Registration No.:		Schedule 13E-3	Date Filed:	March 5, 2010

RULE 13E-3 TRANSACTION STATEMENT

This Amendment No. 3 to Rule 13e-3 transaction statement on Schedule 13E-3 is filed by Church Loans & Investments Trust (the “Trust”) pursuant to Section 13(d) of the Securities Exchange Act of 1934 and Rule 13E-3 thereunder.  This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of the Company’s proposed conversion or cash-out of certain shares of its common shares of beneficial interest (“Common Shares”) through amendments to its Declaration of Trust (the “Amendments”).  The Amendments provided for the following: (i) a 1-for-2,501 reverse share split of the Trust’s Common Shares with a cash payout for fractional shares less than one whole share resulting from the reverse split (the “Reverse Share Split”), (ii) a 2,501-for-1 forward share split to be effective following the Reverse Share Split (the “Forward Share Split”) and (iii) the conversion of all outstanding Common Shares held by record shareholders owning fewer than 7,400 shares following the Reverse Share Split and the Forward Share Split to a new class of Series A Preferred Shares (the “Series A Conversion” and together with the Reverse Share Split and Forward Share Split, the “Recapitalization”).

At the Trust’s Special Meeting of Shareholders, held April 29, 2010, the Trust’s shareholders holding Common Shares representing the required majority of votes approved the Amendments. On April 29, 2010, the Company filed Articles of Amendment to its Declaration of Trust with the County Clerk of Potter County, Texas to effect the Reverse Share Split, Forward Share Split, and Series A Conversion. The Reverse Share Split was effective May 3, 2010 at 6:00 p.m. Central Time, the Forward Share Split was effective May 4, 2010 at 6:00 a.m. Central Time, and the Series A Conversion was effective at 7:00 a.m. Central Time on May 4, 2010.

The Recapitalization reduced the number of the Company’s holders of record of Common Shares to less than 300, enabling the Company to terminate its registration and suspend its reporting obligations with the Securities and Exchange Commission. Concurrently with the filing of this Amendment No. 3 to Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a Form 15 to terminate its reporting obligations under Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHURCH LOANS & INVESTMENTS TRUST

By: /s/ Jason L. Hall

Jason L. Hall

President and CEO

Dated: May 4, 2010